06017480

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

25 September 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No: 001-202-772-9207/BY MAIL
No. of Pages : 14

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 10 2006
WASH. D.C.
203

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No.	Subject	Date Released
1	Acquisition of new subsidiary - Yunnan Bow Yue Vehicle Trading Company Limited	01.09.2006
2	Article entitled: "Khazanah, Sime in massive water deal"	12.09.2006
3	Exit offer by Sime Darby Motors Sdn Bhd in conjunction with the voluntary withdrawal of Hyundai-Sime Darby Berhad from the Official List of the Main Board of Bursa Malaysia Securities Berhad pursuant to paragraph 16.04 of the Listing Requirements of Bursa Malaysia Securities Berhad.	14.09.2006
4	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	15.09.2006 and 22.09.2006
5	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	15.09.2006 and 22.09.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/working/sdb/letter re EDMS

Form Version 2.0

General Announcement

Submitted by S DARBY on 01/09/2006 05:30:37 PM
Reference No SD-060901-5AE3F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Yunnan Bow Yue Vehicle Trading Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, B.M.W. Concessionaires (H.K.) Limited had on 31 August 2006 acquired the entire registered capital of Yunnan Bow Yue Vehicle Trading Company Limited ("YBYVT") of RMB10 million for a total consideration of RMB10 million from Messrs Feng Xiao Miao, Liu Ming Xiong and Liao Shao Ping.

The principal activities of YBYVT are the retailing of branded automobiles manufactured by BMW Brilliance Automotive Ltd. and related spare parts, and the provision of after-sales service and management consulting services on automobile sales.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 1 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 09/12/2006 05:32:22 PM
Reference No SD-060911-53281

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID : **PY-060911-44332**
* Subject :

ARTICLE ENTITLED : "Khazanah, Sime in massive water deal"

* **Contents :-**

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 11 September 2006 in connection with the above titled news article appearing in The Edge Malaysia on Monday, 11 September 2006 which states the following:-

(i) "...Sime Darby Bhd... to be involved in a multi-billion ringgit deal to access underground water in Perak and pipe it to all states on the west coast of the peninsula."

(ii) "...Sime will hold a 50% stake in the venture...."

Sime Darby wishes to inform BMSB that it currently has no firm plans to invest in any venture to access underground water. However, Sime Darby will consider opportunities for viable projects to expand and consolidate the Group's core businesses. In the event the Company or any of the subsidiaries undertakes any material transaction or corporate action, the Company will furnish BMSB with an immediate announcement for public release.

This announcement is dated 12 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **MM-060914-55022**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**14/09/2006**

Type	:	**Announcement**
Subject	:	**SIME DARBY BERHAD ("SDB")**

EXIT OFFER BY SIME DARBY MOTORS SDN BHD ("SDM") IN CONJUNCTION WITH THE VOLUNTARY WITHDRAWAL OF HYUNDAI-SIME DARBY BERHAD ("HSD") FROM THE OFFICIAL LIST OF THE MAIN BOARD OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") PURSUANT TO PARAGRAPH 16.04 OF THE LISTING REQUIREMENTS OF BURSA SECURITIES ("EXIT OFFER")

Contents :

We refer to the announcement dated 7 July 2006 made on behalf of SDB in relation to the Exit Offer wherein it was announced that SDM would invoke the provisions of Section 34 of the Securities Commission Act, 1993 ("**SCA**") to compulsorily acquire the remaining ordinary shares of RM1.00 each ("**Shares**") in HSD from the shareholders of HSD for which acceptances have not been received under the Exit Offer ("**Dissenting Shareholders**"). To this end, a notice pursuant to Section 34(1) of the SCA was issued to the Dissenting Shareholders on 26 July 2006.

On behalf of SDM, AmMerchant Bank Berhad (a member of AmInvestment Group) wishes to announce that SDM has on 13 September 2006, completed the compulsorily acquisition of 160,900 Shares in HSD from 276 Dissenting Shareholders based on the same terms of the Exit Offer.

This announcement is dated 14 September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09/12/2006 03:10:36 PM
Submitted by S DARBY on 09/15/2006 05:48:50 PM
Reference No SD-060913-8CBB5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Aquisition of 2,226,500 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 28,900 shares)

PHEIM Asset Management Sdn Bhd
(Aquisition of 700,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 05/09/2006	* 1,326,500	
Disposed	05/09/2006	20,000	
Acquired	05/09/2006	500,000	
Acquired	06/09/2006	900,000	
Disposed	06/09/2006	8,900	
Acquired	06/09/2006	200,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct

	Direct (units)	: 409,915,105
	Direct (%)	: 16.62
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 409,915,105
*	Date of notice	: 06/09/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 12th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09/12/2006 03:10:36 PM
Submitted by S DARBY on 09/15/2006 05:48:48 PM
Reference No SD-060911-439B6

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Aquisition of 1,700,000 shares
Disposal of 153,100 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Disposal of 50,000 shares)

RHB Asset Management Sdn Bhd
(Disposal of 20,000 shares)

SBB Asset Management Sdn Bhd
(Disposal of 1,469,500 shares)

PHEIM Asset Management Sdn Bhd
(Aquisition of 1,640,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01/09/2006	* 800,000	
Disposed	01/09/2006	50,000	
Disposed	01/09/2006	20,000	
Disposed	01/09/2006	1,469,500	
Acquired	01/09/2006	1,000,000	
Acquired	04/09/2006	900,000	
Disposed	04/09/2006	153,100	
Acquired	04/09/2006	640,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct
  Direct (units) : 407,017,505
  Direct (%) : 16.51
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : **407,017,505**

* Date of notice : 04/09/2006

  Remarks :
  The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 7th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 22-09-2006 05:08:26 PM
Submitted by S DARBY on 22-09-2006 05:12:53 PM
Reference No SD-060920-26336

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Aquisition of 2,515,900 shares)

PHEIM Asset Management Sdn Bhd
(Aquisition of 106,000 shares)

SBB Asset Management Sdn Bhd
(Disposal of 750,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 10,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07-09-2006	* 300,000	
Acquired	07-09-2006	106,000	
Disposed	07-09-2006	717,800	
Acquired	08-09-2006	815,900	
Disposed	08-09-2006	32,200	
Acquired	11-09-2006	500,000	
Disposed	11-09-2006	10,000	
Acquired	12-09-2006	900,000	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.**
* Nature of interest	:	Direct
Direct (units)	:	**411,777,005**
Direct (%)	:	**16.7**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**411,777,005**
* Date of notice	:	12-09-2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 14th and 18th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 09/15/2006 05:47:17 PM
Submitted by S DARBY on 09/15/2006 05:48:48 PM
Reference No SD-060911-43DFF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 08/30/2006	* 1,230,200	
Disposed	01/09/2006	2,404,200	
Disposed	04/09/2006	1,500,000	
Disposed	05/09/2006	750,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Company.
* Nature of interest	:	Direct
Direct (units)	:	840,983,732
Direct (%)	:	34.11
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%) :

* Total no of securities after change : 840,983,732

* Date of notice : 05/09/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 6th, 8th and 11th September 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 22-09-2006 05:09:50 PM
Submitted by S DARBY on 22-09-2006 05:12:51 PM
Reference No SD-060918-ED5BC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06-09-2006	* 500,000	
Disposed	07-09-2006	100,000	
Disposed	08-09-2006	150,000	
Disposed	11-09-2006	250,000	
Disposed	12-09-2006	20,000	
Disposed	13-09-2006	490,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Company.
* Nature of interest	:	Direct
Direct (units)	:	839,473,732
Direct (%)	:	34.04
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **839,473,732**
*	Date of notice	: **13-09-2006**

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 13th, 15th and 19th September 2006.